BEYOND MEAT, INC.
119 Standard Street
El Segundo, CA 90245
April 29, 2019
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Timothy S. Levenberg, Special Counsel
Parhaum J. Hamidi, Staff Attorney
Wei Lu, Staff Accountant
Jennifer O’Brien, Staff Accountant

Re:	Beyond Meat, Inc.
Registration Statement on Form S-1
File No. 333-228453
Ladies and Gentlemen:
Beyond Meat, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Wednesday, May 1, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Company may orally request via telephone call to the staff of the Commission. The Company hereby authorizes each of Christopher Austin and Harold Yu of Orrick, Herrington & Sutcliffe LLP, counsel to the Company, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Christopher Austin at (212) 506-5234, or in his absence, Harold Yu at (650) 614-7696.
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Very truly yours,

BEYOND MEAT, INC.

By:	/s/ Mark J. Nelson
Name:	Mark J. Nelson
Title:	Chief Financial Officer, Treasurer and Secretary

cc:	Ethan Brown Beyond Meat, Inc.
Christopher Austin, Orrick, Herrington & Sutcliffe LLP
Harold Yu, Orrick, Herrington & Sutcliffe LLP
Cathy Birkeland, Latham & Watkins LLP

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